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TO OUR SHAREHOLDERS

    Second quarter earnings of $6.4 million, or 64 cents per share, increased 24 percent from last year on a sales increase of 8 percent. The continued strengthening of the dollar reduced sales by $1.7 million and net earnings by $0.4 million, or 4 cents per share.

    Six-month earnings of $10.8 million, or $1.08 per share, increased 18 percent from last year. Sales for the period were up 8 percent. The stronger dollar reduced sales by $3.1 million and net earnings by $0.7 million, or 7 cents per share.

ORDERS, OPERATING MARGIN IMPROVE

    Year-to-date orders are up 12 percent in local currencies (10 percent in dollars), with the strongest gains coming from industrial and commercial floor maintenance products in North America and international markets other than Europe.

    Operating margin showed a solid improvement for the quarter, rising to
10.1 percent from 9.0 percent last year. Year-to-date operating margin of 9.1 percent also is up nicely from last year's 8.2 percent. The improvement is due to a better gross margin in second quarter and expense controls that have been in place for over a year. Second quarter expenses were up somewhat more than sales. This reflects an increase in incentive compensation, due to better financial performance and a significant increase in the market value of Tennant's common stock, and a planned increase in spending on information technology.

OUTLOOK FOR REMAINDER OF 1997

    It appears that economic growth in North America is slowing to a more sustainable pace. While this will affect our business to some degree, the many new products we have introduced in recent years give us a strong competitive position, both domestically and internationally.

    We have two near-term concerns that relate to our international business: first, the strength of the dollar, especially against European currencies, is increasing the export cost of our products and reducing the translated value of earnings; second, soft economic conditions in key European markets such as Germany and France are affecting our orders.

    To compensate for the continued strength of the dollar, which we estimate will reduce full-year consolidated sales by $6 million and earnings by 10 to 14 cents per share, we will maintain expense controls. In addition, we will continue the focus on improving gross margin, which began to show results in second quarter. As a result, we believe Tennant will be able to report a second half improvement in operating margin and earnings over last year, which was relatively stronger than first half 1996.

    In May 1997, the Board authorized the repurchase of up to 600,000 shares of the company's common stock. To date, 65,000 shares have been repurchased under this authority.

/s/ Roger L. Hale

Roger L. Hale
CHIEF EXECUTIVE OFFICER                                         July 17, 1997

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STRONG PRODUCT LINES, FRANCHISE
AND PARTNERSHIPS

    The Company expects to continue above-average growth in commercial equipment, maintain its market leadership in industrial equipment, and expand the floor coatings business by capitalizing on its strong product lines, sales/service network and customer partnerships.

- STRONG PRODUCTS: Tennant devotes a much higher percentage of sales to product engineering than do most capital goods companies and, in total amount spent, significantly more than its competitors. This allows it to offer a broad product line, regularly introducing new products with the longest and strongest warranties in the industry.

- STRONG FRANCHISE: Tennant's industrial products are sold and serviced directly in eight countries and through full-service distributors in 45 others--a network unmatched in the industry; and its commercial products are marketed in North America by one of the most extensive distributor networks in the business.

- STRONG PARTNERSHIPS: Tennant is bringing together its three complementary product lines so it can work more closely with customers to help them develop and implement total solutions to their cleaning needs.

    These strengths are supported by Tennant's strong cash flow and balance sheet. As a result, the Company expects to reach its financial mission of creating value for shareholders by providing an above-average total return through:

-   8% sales and 10% earnings per share annual increases over the long term.

- 20% return on beginning shareholders' equity in the years of the economic cycle growth.

-   Consistent increases in the dividend.

PRODUCTS FOR A CLEANER AND SAFER WORLD

    In a classic example of engineering innovation, Tennant proudly introduces the new Model 6080 Walk-Behind Sweeper. Compact enough to fit into the tightest of spaces--whether cluttered aisles or shrinking budgets--the 6080 is also extremely versatile.

(PICTURE:  Tennant Model 6080 Sweeper)

    Over carpet or concrete, indoors or out, the 6080 sweeps virtually any type of surface in almost any environment. Best of all, the new Model 6080 is inexpensive to own and operate. Altogether, the machine smartly meets marketplace needs for a compact, easy-to-use, inexpensive power sweeper.

    The 6080 sweeper: yet another example of Tennant's ability to respond effectively to the demands of the cleaning market.